Exhibit 12

Morgan Stanley

1585 Broadway

New York, NY 10036

June 2, 2009

Mitsubishi UFJ Financial Group, Inc.

Attention: Chief Manager, Corporate Planning Division

7-1, Marunouchi 2-chrome

Chiyoda-ku, Tokyo 100-8388 Japan

Ladies and Gentlemen:

Reference is made to that certain letter agreement (the “Letter Agreement”) between you and us dated as of June 2, 2009 relating to your agreement to purchase 16,034,985 shares of common stock, par value $0.01 per share of Morgan Stanley (the “Common Stock”) in an underwritten public offering of our Common Stock as to which you have preemptive purchase rights as set forth in Section 5.1 of the Investor Agreement between us and you, dated as of October 13, 2008, as amended by the First Amendment to Investor Agreement dated as of October 27, 2008. You have informed us that you wish to purchase an additional 1,143,070 shares (the “Over-allotment Shares”) of Common Stock in connection with the exercise of the over-allotment option related to the offering.

We hereby agree that the definition of the term “Number of Shares” under the Letter Agreement shall be deemed to include the Over-allotment Shares. This paragraph shall be deemed to amend the Letter Agreement accordingly.

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Very truly yours,

Morgan Stanley, a Delaware corporation

By:	/s/ Martin M. Cohen
Name:	Martin M. Cohen
Title:	Vice President and Counsel

Accepted and Agreed:
Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Kyota Omori
Name:	Kyota Omori
Title:	Deputy President